Exhibit 99.1

Mega Matrix Inc. (NYSE American: MPU) September 2025

This presentation and other written or oral statements made from time to time by representatives of Mega Matrix Inc. (sometimes referred to as “Mega Matrix”) contains forward - looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements that are purely historical are forward looking statements. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose," and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward - looking statements. These forward - looking statements are not guarantees for future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward - looking statements. Important factors, among others, are the: ability to manage growth; ability to identify and integrate future acquisitions; ability to grow and expand our FlexTV business; ability to purchase $ENA, Bitcoin or Ethereum at the price that we want; ability to reinitiate the ETH staking business, ability to implement the strategic expansion into the stablecoin sector, ability to obtain additional financing in the future to fund capital expenditures and our digital asset treasury reserve strategy and ability to create value; fluctuations in general economic and business conditions; costs or other factors adversely affecting the Company's profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment, competition, changes in regulation, or other economic and policy factors; and the possibility that the Company's new lines of business may be adversely affected by other economic, business, and/or competitive factors. The forward - looking statements in this press release and the Company's future results of operations are subject to additional risks and uncertainties set forth under the heading "Risk Factors" in documents filed by the Company with the Securities and Exchange Commission ("SEC"), including the Company's latest annual report on Form 20 - F, filed with the SEC on March 28, 2025, and are based on information available to the Company on the date hereof. In addition, such risks and uncertainties include the inherent risks with investing in $ENA, Bitcoin and/or Ethereum, including $ENA, Bitcoin's and Ethereum's volatility; and risk of implementing a new digital asset treasury reserve strategy. The Company undertakes no obligation to update or revise any forward - looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on forward - looking statements, which speak only as of the date of this press release.

Investor Notice Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward - looking statements described under “Risk Factors” in our most recent annual report on Form 20 - F, filed with the SEC on March 28, 2025,and other SEC filings. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investments. The risks and uncertainties we described are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. Industry and Market Data This Presentation has been prepared by the Company and its Representatives and includes market data and other statistical information from third - party industry publications and sources as well as from research reports prepared for other purposes. Although the Company believes these third - party sources are reliable as of their respective dates, none of the Company or any of its respective Representatives has independently verified the accuracy or completeness of this information and cannot assure you of the data’s accuracy or completeness. Some data are also based on the Company’s good faith estimates, which are derived from both internal sources and the third - party sources. None of the Company or its Representatives make any representation or warranty with respect to the accuracy of such information. The Company expressly disclaims any responsibility or liability for any damages or losses in connection with the use of such information herein. Accordingly, such information and data may not be included in, may be adjusted in, or may be presented differently in, any registration statement, prospectus, proxy statement or other report or document to be filed or furnished by the Company. Trademarks and Intellectual Property All trademarks, service marks, and trade names of the Company and its respective affiliates used herein are trademarks, service marks, or registered trade names of the Company or its respective affiliate, respectively, as noted herein. Any other product, company names, or logos mentioned herein are the trademarks and/or intellectual property of their respective owners, and their use is not alone intended to, and does not alone imply, a relationship with the Company, or an endorsement or sponsorship by or of the Company. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that the Company or the applicable rights owner will not assert, to the fullest extent under applicable law, their rights or the right of the applicable owner or licensor to these trademarks, service marks and trade names.

Mega Matrix Targets to be the

To Develop Digital Asset Treasury Strategy on Leading Stablecoin Governance Token

Note: 1. Standard Chartered: Stablecoin Market Could Grow to $2T by End - 2028 Source: https:// www.coindesk.com/markets/2025/04/15/stablecoin - market - could - grow - to - usd2t - by - end - 2028 - standard - chartered Stablecoin : Future of Digital Dollar

$273B Market Cap 1 $3.56T Monthly Transfer Volume 2 33M+ Monthly Active Addresses 3 190M+ Number of Holders Mass Adoption in Stablecoin Note: 1. Sum of circulating market cap of all tracked stablecoins as of Aug 31 st , 2025 2. Sum of value transferred on - chain across all tracked stablecoins in the past 30 days of Aug 31 st , 2025 3. Number of on - chain addresses that have transferred a tracked stablecoin in the past 30 days of Aug 31 st , 2025 Source: https://app.rwa.xyz/stablecoins

With Huge Growth Potential Source: Standard Chartered ”Stablecoins: The first killer app” (https://av.sc.com/corp - en/nr/content/docs/sc - stablecoins - the - first - killer - app.pdf) At present, stablecoins are equivalent in size to only and just . As the sector becomes legitimized, a move to measure is feasible. 1% 1% Current Potential Current Potential U.S. M2 Penetration FX Penetration

As the 1 st Primary Strategic Reserve Asset under Mega Matrix’s DAT Strategy

$4.36B $ENA Market Cap 15B Total $ENA Supply $12.33B USDe Supply $1.49B USDtb Supply 19% sUSDe APY 2024 24 Chains Accepted 784K Users 9% sUSDe APY current Ethena is a Leading DeFi Protocol on Ethereum, Issuing Crypto - Native Digital Dollars, whose governance token is $ENA Source: CoinMarketCap, https://ethena.fi/ Note: as of Aug 31st , 2025

▪ Ethena is the issuer of USDe, the 3rd largest digital dollar behind Tether (USDT) and Circle (USDC), and manages the issuance of USDtb, the 8th largest digital dollar. Source: DefiLlama.com as of Aug 31 st , 2025 Note: 1. While USDtb is issued by a third party, Ethena Labs created the architecture enabling USDtb and manages the issuance and redemption of USDtb under a services agreement with the issuer.

- 3rd largest tokenized dollar asset - Offering relative stability to USD, without reliance on traditional banking - Peg stability supported via delta - neutral hedging of crypto assets - Revenue is generated from staking and funding rates - Collateral held in "Off - Exchange Settlement" solutions to minimize counterparty risk - 8th largest stablecoin - Backed by BlackRock’s USD Institutional Digital Liquidity Fund Token, BUIDL. - Seeks to maintain a USD peg through cash or cash - equivalent reserves, with 90% allocated to BUIDL for high stability and liquidity - Expected to be fully GENIUS Act compliant by Q4 2025 Tokenized Digital Dollar BUIDL - Backed Digital Dollar Source: https://docs.ethena.fi/how - usde - works; https://docs.ethena.fi/usdtb

Web3 Wallets ▪ Ethena’s USDe is a crypto - native synthetic dollar utilizing spot assets as backing, on - chain custody, and centralized liquidity venues Centralized Exchanges OES Providers USDe Redeem Receive USDT USDe Mint Deposit USDT Protocol Source: https://docs.ethena.fi/how - usde - works

Funding & Basis Spread When minters provide assets in minting USDe, Ethena opens corresponding short derivatives to hedge the delta of the received assets. Historically, there has been a positive funding rate & basis spread earned by participants who are short this delta exposure. Staking Ethereum Since the move to proof - of - stake, holding liquid staking Ethereum tokens provides a variable income. All of these sources of income are paid and denominated in ETH. Rewards on Liquid Stables As of the December 2024, there is ~101m USDC that is earning a fixed reward rate paid for and distributed by Coinbase as a part of their loyalty program. Ethena Protocol Revenue Explanation Source: https://docs.ethena.fi/solution - overview/protocol - revenue - explanation

USDe Total Supply Total Backing (+ Reserve Fund) Protocol Backing Ratio 31.0% 10.3% 4.1% 54.1% 0.5% SOL 25.0% 15.0% 2.0% 8.0% 50.0% Binance Bybit OKX Deribit Unallocated BTC ETH ETH LSTs Liquid Stables Source: https://app.ethena.fi/dashboards/transparency Note: As of Aug 31 st , 2025 System Backing Venue Breakdown

Governance Re - staked $ENA sENA $ENA holders votes to elect members of the Risk Committee, which then votes on key protocol decisions, including risk management and asset allocation Infrastructure Security & Utility • Re - stake via Symbiotic pools • Cross - chain transfers using LayerZero messaging • Supports multi - chain applications Staked $ENA with Ecosystem Rewards • sENA accrues value from airdrops • Will be able to vote directly on $ENA tokenomics proposals and any proposals concerning $ENA Governance & Decision - Making $ENA is the governance token for the Ethena protocol ▪ $ENA powers the Ethena ecosystem through decentralized governance, staking (sENA), and infrastructure security via re - staking Source: https://docs.ethena.fi/ena

• $ENA is a highly volatile asset, and MPU’s operating results may significantly fluctuate, including due to the highly volatile nature of the price of $ENA and erratic market movements. • MPU operates in a highly competitive environment and will compete against other companies and other entities with similar strategies, including companies with significant holdings in $ENA and other digital assets, and MPU’s business, operating results, and financial condition may be adversely affected if MPU is unable to compete effectively. • The emergence or growth of other digital assets, including those with significant private or public sector backing, including by governments, consortiums or financial institutions, could have a negative impact on the price of MPU and adversely affect MPU’s securities. • MPU’s $ENA holdings will be less liquid than its cash and cash equivalents and may not be able to serve as a source of liquidity for MPU. • MPU will face risks relating to the custody of $ENA. If MPU or third - party service providers experience a security breach or cyberattack and unauthorized parties obtain access to MPU’s $ENA, MPU may lose some or all of its $ENA and MPU’s financial condition and results of operations could be materially adversely affected. • MPU’s $ENA acquisition strategy exposes MPU to risk of non - performance of counterparties, including in particular risks relating to Ethena, including as a result of the inability or refusal of a counterparty to perform because of a deterioration in the relationship between MPU and such counterparty or the counterparty’s financial condition and liquidity and for any other reason. • $ENA and other digital assets are novel assets, which will expose MPU to significant legal, commercial, regulatory and technical uncertainty, which could materially adversely affect MPU’s financial position, operations and prospects. • The regulatory regime for digital assets in the U.S. is uncertain. MPU may be unable to effectively react to proposed legislation and regulation of digital assets, which could adversely affect its business. • $ENA’s status as a “security” in any relevant jurisdiction, as well as the status of $ENA - related products and services in general is subject to a high degree of uncertainty and if MPU is unable to properly characterize such product or service offering, MPU may be subject to regulatory scrutiny, inquiries, investigations, fines and other penalties, which may adversely affect MPU’s business, operating results, and financial condition. • Regulatory changes classifying $ENA, USDe and/or USDtb as a “security” could lead MPU to be classified as an “investment company” under the Investment Company Act of 1940, as amended, and could adversely affect the market price of such crypto assets and the market price of MPU’s securities. • Changes in laws or regulations, or a failure to comply with any laws or regulations, including any applicable financial industry regulation, could have a material adverse impact on us and our activities.

Mega Matrix Inc. (NYSE American: MPU)